SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 14, 2009

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) made a notification on April 14, 2009 to the Hong Kong Stock Exchange at http://www.hkexnews.hk/listedco/listconews/sehk/20090414/LTN20090414890.pdf with respect to the audited results of the Company and its subsidiaries for the year ended 31 December 2008, together with the comparative figures for 2007.  An English version of the notification is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: April 14, 2009

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

2008 ANNUAL RESULTS

The board of directors (the "Board") of China Southern Airlines Company Limited (the "Company") hereby announces the audited results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2008 together with the comparative figures for 2007:

FINANCIAL RESULTS

A. Prepared in accordance with International Financial Reporting Standards ("IFRS")

Consolidated Income Statement for the year ended 31 December 2008

	Note	**2008** *RMB million*	2007 *RMB million* *(restated, note 2)*
Operating revenue			
Traffic revenue		**53,913**	53,196
Other operating revenue		**1,375**	1,205
Total operating revenue	*3*	**55,288**	54,401
Operating expenses			
Flight operations		**34,982**	29,082
Maintenance		**4,890**	4,643
Aircraft and traffic servicing		**8,476**	8,160
Promotion and sales		**3,491**	3,421
General and administrative		**2,041**	1,874
Impairment on property, plant and equipment	*4*	**1,884**	109
Depreciation and amortisation		**5,746**	5,554
Others		**257**	113
Total operating expenses		**61,767**	52,956
Other (loss)/income, net		**(59)**	130
Operating (loss)/profit		**(6,538)**	1,575

	Note	**2008** ***RMB million***	2007 *RMB million* *(restated, note 2)*
Interest income		**103**	73
Interest expense	*5*	**(1,987)**	(2,291)
Share of associates' results		**(12)**	57
Share of jointly controlled entities' results		**170**	123
(Loss)/gain on derivative financial instruments, net		**(124)**	90
Exchange gain, net		**2,592**	2,832
Gain on sales of other investments in equity securities		**–**	107
Gain on sales of a jointly controlled entity		**143**	–
Gain on sales of equity interest in subsidiaries		**37**	7
Others, net		**892**	306
(Loss)/profit before taxation		**(4,724)**	2,879
Income tax expense	*6*	**(62)**	(847)
(Loss)/profit for the year		**(4,786)**	2,032
Attributable to			
Equity shareholders of the Company		**(4,823)**	1,839
Minority interests		**37**	193
(Loss)/profit for the year		**(4,786)**	2,032
(Loss)/earnings per share			
Basic	*8*	**RMB(0.74)**	RMB0.28
Diluted		**N/A**	N/A

Consolidated Balance Sheet at 31 December 2008

	Note	**2008** ***RMB million***	2007 *RMB million* *(restated, note 2)*
Non-current assets			
Property, plant and equipment, net		**53,237**	58,441
Construction in progress		**17,321**	11,385
Lease prepayments		**531**	556
Interest in associates		**235**	219
Interest in jointly controlled entities		**1,048**	873
Other investments in equity securities		**166**	168
Lease deposits		**563**	659
Available-for-sale equity securities		**114**	362
Deferred tax assets		**167**	84
Other assets		**412**	469
		73,794	73,216
Current assets			
Financial assets		**–**	2
Inventories		**1,229**	1,213
Trade receivables	*9*	**1,317**	1,966
Other receivables		**1,371**	1,075
Prepaid expenses and other current assets		**620**	592
Amounts due from related companies		**11**	118
Pledged bank deposits		**51**	–
Cash and cash equivalents		**4,649**	3,824
		9,248	8,790
Current liabilities			
Financial liabilities		**116**	5
Bank and other loans		**22,178**	24,948
Short-term financing bills		**2,000**	–
Obligations under finance leases		**1,781**	2,877
Trade and bills payables	*10*	**1,353**	1,844
Sales in advance of carriage		**2,244**	1,891
Deferred revenue		**261**	168
Taxes payable		**120**	500
Amounts due to related companies		**102**	194
Accrued expenses		**8,420**	7,290
Other liabilities		**2,963**	2,994
		41,538	42,711
Net current liabilities		**(32,290)**	(33,921)
Total assets less current liabilities		**41,504**	39,295

	Note	2008 *RMB million*	2007 *RMB million* *(restated, note 2)*
Non-current liabilities and deferred items			
Bank and other loans		**17,429**	9,074
Obligations under finance leases		**11,157**	12,858
Deferred revenue		**445**	422
Provision for major overhauls		**945**	683
Provision for early retirement benefits		**179**	230
Deferred benefits and gains		**1,109**	1,027
Deferred tax liabilities		**761**	691
		32,025	24,985
Net assets		**9,479**	14,310
Capital and reserves			
Share capital		**6,561**	4,374
Reserves		**460**	7,489
Total equity attributable to equity shareholders of the Company		**7,021**	11,863
Minority interests		**2,458**	2,447
Total equity		**9,479**	14,310

Consolidated Statement of Changes in Equity for the year ended 31 December 2008

	Share capital RMB million	Share premium RMB million	Fair value reserves RMB million	Other reserves RMB million (Note)	(Accumulated losses)/ retained earnings RMB million	Total RMB million	Minority interests RMB million	Total equity RMB million
	Attributable to equity shareholders of the Company							
At 1 January 2007								
– as previously reported	4,374	5,325	–	603	(114)	10,188	1,933	12,121
– prior period adjustment arising from adoption of IFRIC 13	–	–	–	–	(351)	(351)	(18)	(369)
– as restated	4,374	5,325	–	603	(465)	9,837	1,915	11,752
Profit for the year								
– as previously reported	–	–	–	–	1,871	1,871	194	2,065
– prior period adjustment arising from adoption of IFRIC 13	–	–	–	–	(32)	(32)	(1)	(33)
– as restated	–	–	–	–	1,839	1,839	193	2,032
Capital contribution by minority shareholders	–	–	–	–	–	–	240	240
Acquisition of certain subsidiaries	–	–	–	–	–	–	80	80
Disposal of equity interest in a subsidiary to minority shareholders	–	–	–	–	–	–	(8)	(8)
Changes in fair value of available-for-sale equity securities, net	–	–	183	–	–	183	35	218
Distributions to minority shareholders	–	–	–	–	–	–	(8)	(8)
Share of an associate's reserves movement	–	–	–	4	–	4	–	4
At 31 December 2007 (restated)	4,374	5,325	183	607	1,374	11,863	2,447	14,310
At 1 January 2008	**4,374**	**5,325**	**183**	**607**	**1,374**	**11,863**	**2,447**	**14,310**
Bonus share issue	2,187	(2,187)	–	–	–	–	–	–
(Loss)/profit for the year	–	–	–	–	(4,823)	(4,823)	37	(4,786)
Acquisition of China Southern West Australian Flying College Pty Limited	–	–	–	(5)	–	(5)	–	(5)
Disposal of partial equity interest in a subsidiary to minority shareholders	–	–	–	–	–	–	24	24
Changes in fair value of available-for-sale equity securities, net	–	–	(165)	–	–	(165)	(27)	(192)
Distributions to minority shareholders	–	–	–	–	–	–	(28)	(28)
Government contributions	–	–	–	151	–	151	5	156
At 31 December 2008	**6,561**	**3,138**	**18**	**753**	**(3,449)**	**7,021**	**2,458**	**9,479**

Note: Other reserves represent statutory surplus reserve, discretionary surplus reserve and others.

Notes to the financial information prepared in accordance with IFRS:

1 Company background

The Company was established in the People's Republic of China (the "PRC" or "China") on 25 March 1995 as a joint stock limited company. The Company's holding company, China Southern Air Holding Company ("CSAHC") is a state-owned enterprise under the supervision of the PRC central government.

The Company's H Shares and American Depositary Receipts ("ADR") (each ADR representing 50 H Shares) have been listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A Shares which are listed on the Shanghai Stock Exchange.

The 2007 bonus share issue of 2,187,089,000 shares, by the conversion of share premium to share capital, was implemented in August 2008.

2 Adoption of new and revised IFRSs

The International Accounting Standards Board (the "IASB") has issued certain new and revised IFRSs and interpretations that are first effective or available for early adoption for the current accounting period of the Group and the Company. The new interpretations and amendments that are first effective for the current accounting year of the Group have no significant impact to the principal accounting policies of the Group.

During the current accounting period, the Group has early adopted IFRIC 13, *Customer Loyalty Programmes*, which is effective for accounting periods beginning on or after 1 July 2008. Other than this, the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

Prior to the adoption of IFRIC 13, the Group accounted for the accumulated mileages under its frequent flyer award programmes using incremental cost method. The estimated incremental cost to provide free travel was recognised as an expense and accrued as a current liability when members accumulated mileages. When members redeemed awards or their entitlements expired, the incremental cost liability was reduced accordingly to reflect the outstanding obligations.

On adoption of IFRIC 13, revenue received in relation to mileages is allocated, based on fair value, between the flight and mileages earned by members of the Group's frequent flyer programmes. The value attributed to the awarded mileages is deferred as a liability until the mileages are ultimately utilised. As members of the programmes redeem mileages for an award, revenue is recorded in profit or loss. Revenue in relation to flight awards is recognised when the transportation is provided. Revenue is recognised at the point of redemption where non-flight rewards are selected.

(a) **Restatement of prior periods and opening balances**

The new accounting policy on adoption of IFRIC 13 has been applied retrospectively with comparatives restated. The impact of the adoption of IFRIC 13 on the consolidated profit for the year ended 31 December 2007 and consolidated net assets at 31 December 2007 are set out as follows:

(i) Consolidated profit for the year ended 31 December 2007

	2007 (as previously reported) *RMB million*	Effect of adoption of IFRIC 13 (decrease in consolidated profit for the year) *RMB million*	2007 (as restated) *RMB million*
Consolidated profit for the year	2,065	(33)	2,032
Attributable to			
Equity shareholders of the Company	1,871	(32)	1,839
Minority interests	194	(1)	193
Earnings per share			
Basic *(note 8)*	RMB0.29	RMB (0.01)	RMB0.28

(ii) Consolidated net assets at 31 December 2007

	2007 (as previously reported) *RMB million*	Effect of adoption of IFRIC 13 (decrease in consolidated net assets) *RMB million*	2007 (as restated) *RMB million*
Consolidated net assets	14,712	(402)	14,310
Total equity attributable to equity shareholders of the Company	12,246	(383)	11,863
Minority interests	2,466	(19)	2,447

(b) **Estimated effect of changes in accounting policies on the current year**

The estimated effect on the Group's consolidated net loss for the year ended 31 December 2008 and consolidated net assets at 31 December 2008 is a decrease of RMB96 million and an increase of RMB498 million respectively, had the previous policies still been applied in the current year.

3 Turnover and segment information

The Group is principally engaged in the provision of domestic, Hong Kong, Macau and Taiwan and international passenger, cargo and mail airline services.

Turnover comprises revenue from airline and airline-related business and is stated net of sales tax.

The analysis of turnover and operating profit/(loss) by geographical segment is as follows:

	Domestic *RMB million*	Hong Kong Macau and Taiwan *RMB million*	International* *RMB million*	Total *RMB million*
2008				
Traffic revenue	**43,616**	**1,015**	**9,282**	**53,913**
Other operating revenue	**1,357**	**18**	**–**	**1,375**
Total operating revenue	**44,973**	**1,033**	**9,282**	**55,288**
Operating loss	**(4,741)**	**(111)**	**(1,686)**	**(6,538)**
2007 (restated, note 2)				
Traffic revenue	42,425	1,140	9,631	53,196
Other operating revenue	1,188	17	–	1,205
Total operating revenue	43,613	1,157	9,631	54,401
Operating profit/(loss)	2,391	58	(874)	1,575

* Asian market accounted for approximately 72% (2007: 68%) of the Group's total international traffic revenue for the year ended 31 December 2008. The remaining portion was mainly derived from the Group's flights to/from European, North American and Australian regions.

The major revenue-earning assets of the Group are its aircraft fleet, all are registered in the PRC. Since the Group's aircraft fleet is employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Most of the Group's non-aircraft assets are located in the PRC.

4 Impairment on property, plant and equipment

The impairment losses recognised in 2008 mainly include:

During the year, in view of the age and operating efficiency of the Group's fleet of Boeing 777-200A aircraft, Airbus 300 aircraft and McDonnell Douglas 90 aircraft, the Group determined to dispose of these aircraft. The Group has commenced its process of seeking buyers for these aircraft. As a result, the Group assessed the recoverable amounts of these aircraft. Based on this assessment, the carrying amount of the aircraft and the related fleet assets was written down by RMB1,590 million. The estimates of recoverable amounts were based on the aircraft's fair value less costs to sell, determined by reference to the recent observable market prices for the respective model of aircraft.

There has been a decrease in demand of cargo transportation services as a result of the current economic conditions. In addition, the operating efficiency of the Group's cargo freighters Boeing 747 is not satisfactory due to lack of economy of scale for the existing small fleet of cargo freighters. As such, the Group assessed the recoverable amounts of its cargo freighters and the related fleet assets. Based on this assessment, the carrying amount of the cargo freighters was written down by RMB291 million. The estimates of recoverable amounts were based on the aircraft's fair value less costs to sell, determined by reference to the recent observable market prices for the cargo freighters.

In 2007, in view of the age of the Group's fleet of MD82 aircraft, the Group disposed of 11 MD82 aircraft and assessed the recoverable amounts of the remaining 12 MD82 aircraft. Based on this assessment, the carrying amount of the aircraft was written down by RMB109 million and recognised as an impairment loss during the year ended 31 December 2007. The estimates of recoverable amount were based on the aircraft's fair value less costs to sell, determined by reference to observable market prices for MD82 aircraft.

5 Interest expense

	2008 *RMB million*	2007 *RMB million*
Interest on bank and other loans wholly repayable within five years	1,934	1,986
Interest on other loans	30	105
Finance charges on obligations under finance leases	678	743
Other interest expense	19	15
Less: borrowing costs capitalised	(674)	(558)
	1,987	2,291

6 Income tax expense

The statutory income tax rate in the PRC is 25% (2007: 33%). The headquarters of the Company is taxed at 18% (2007: 18%), and its branches are taxed at rates ranging from 18% to 25% (2007: 15% to 33%). The subsidiaries of the Group are taxed at rates ranging from 15% to 30% (2007: 7.5% to 33%).

On 16 March 2007, the National People's Congress passed the Corporate Income Tax Law of the PRC ("new tax law") which took effect on 1 January 2008. As a result of the new tax law, the statutory income tax rate adopted by the Company and its subsidiaries has been changed from 33% to 25% with effect from 1 January 2008. Prior to enactment of the new tax law, the headquarters of the Company was taxed at a preferential rate of 18% and the branches and subsidiaries were taxed at rates ranging from 15% to 33%. Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards respectively.

The deferred tax assets and liabilities as at 31 December 2008 and 2007 have been remeasured for the change in applicable tax rates as a result of enactment of regulations governing administration of income tax among headquarters and branches in 2008, and the new tax law and certain detailed implementation rules in 2007, respectively.

In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for both the current and prior years.

7 Dividend

The board of directors of the Company does not recommend the payment of a dividend in respect of the year ended 31 December 2008.

No dividend was paid in respect of the year ended 31 December 2007.

8 (Loss)/earnings per share

The calculation of basic (loss)/earnings per share for the year ended 31 December 2008 is based on the loss attributable to equity shareholders of the Company of RMB4,823 million (2007 restated: profit of RMB1,839 million) and the weighted average number of shares in issue during the year of 6,561 million (2007: 6,561 million after adjusting for bonus share issue in 2008).

	2008 *million shares*	2007 *million shares*
Issued ordinary shares at 1 January	4,374	4,374
Effect of bonus share issue	2,187	2,187
Weighted average number of ordinary shares at 31 December	6,561	6,561

The 2007 bonus share issue of 2,187,089,000 shares, by the conversion of share premium in the amount of RMB2,187,089,000 share capital of the same amount, was implemented in August 2008.

No diluted loss/earnings per share information has been presented because the Company does not have any dilutive potential ordinary shares in issue for both the current and prior years.

9 Trade receivables

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

	2008	2007
	RMB million	*RMB million*
Within 1 month	**1,123**	1,803
More than 1 month but less than 3 months	**182**	144
More than 3 months but less than 12 months	**11**	18
More than 12 months	**1**	1
	1,317	1,966

10 Trade and bills payables

The following is the ageing analysis of trade and bills payables:

	2008	2007
	RMB million	*RMB million*
Within 1 month	**809**	1,180
More than 1 month but less than 3 months	**302**	347
More than 3 months but less than 6 months	**239**	317
More than 6 months but less than 1 year	**3**	–
	1,353	1,844

11 Non-adjusting post balance sheet events

(a) On 10 December 2008, the Company entered into the A shares subscription agreement with CSAHC, pursuant to which CSAHC conditionally agreed to subscribe for and the Company conditionally agreed to allot and issue 721,150,000 new A shares at RMB3.16 each, for a total consideration of RMB2,278,834,000. On the same date, the Company and Nan Lung Holding Limited ("Nan Lung"), a wholly-owned subsidiary of CSAHC entered into the H shares subscription agreement, pursuant to which Nan Lung conditionally agreed to subscribe for and the Company conditionally agreed to allot and issue 721,150,000 new H shares at RMB1.00 each, for a total consideration of RMB721,150,000.

The subscription agreements were approved in the Extraordinary General Meeting and the respective Class Meetings of shareholders of A and H shares on 26 February 2009 and are pending approval from the relevant security regulatory authorities.

(b) Pursuant to a document issued jointly by the Ministry of Finance of the PRC and CAAC on 22 January 2009, "Notice of CAAC Infrastructure Development Fund contributions refund", the Group is entitled to a refund of the CAAC Infrastructure Development Fund contributions paid for the period from 1 July 2008 to 30 June 2009. The CAAC Infrastructure Development Fund payable for the period from 1 July 2008 to 31 December 2008 of the Group amounted to approximately RMB663 million.

12 Comparative figures

The comparative figures represent figures at 31 December 2007 and the year then ended. Certain comparative figures have been adjusted as a result of adopting IFRIC 13 *Customer Loyalty Programmes* (note 2). In addition, certain comparative figures have been reclassified to conform with current year's presentation.

B. **Prepared in accordance with the PRC Accounting Standards for Business Enterprises (2006) ("PRC GAAP")**

Consolidated Income Statement for the year ended 31 December 2008

	2008 *RMB million*	2007 *RMB million* *(restated, note (1))*
Operating income	**56,427**	55,772
Less: Operating costs	**54,248**	47,384
Business taxes and surcharges	**1,386**	1,574
Selling and distribution expenses	**3,576**	3,529
General and administrative expenses	**1,873**	1,831
Financial income, net	**(594)**	(456)
Impairment losses on assets	**2,073**	212
Add: (Loss)/gain from changes in fair value	**(113)**	23
Investment income	**340**	373
Operating (loss)/profit	**(5,908)**	2,094
Add: Non-operating income	**1,257**	801
Less: Non-operating expenses	**97**	46
(Loss)/profit before income tax	**(4,748)**	2,849
Less: Income tax expenses	**48**	843
Net (loss)/profit for the year	**(4,796)**	2,006
Attributable to		
Equity shareholders of the Company	**(4,829)**	1,820
Minority interests	**33**	186
Net (loss)/profit for the year	**(4,796)**	2,006

Consolidated Balance Sheet at 31 December 2008

	2008 *RMB million*	2007 *RMB million* *(restated, note (1))*
Assets		
Current assets		
Cash at bank and on hand	**4,700**	3,824
Financial assets held for trading	**–**	2
Accounts receivable	**1,319**	1,983
Prepayments	**620**	592
Dividends receivable	**–**	86
Other receivables	**1,380**	1,090
Inventories	**1,229**	1,213
Total current assets	**9,248**	8,790
Non-current assets		
Available-for-sale financial assets	**114**	362
Long-term receivables	**–**	29
Long-term equity investments	**1,474**	1,285
Investment properties	**640**	197
Fixed assets	**52,575**	58,204
Construction in progress	**17,213**	11,333
Intangible assets	**785**	854
Lease deposits	**563**	659
Long-term deferred expenses	**93**	61
Deferred tax assets	**148**	55
Other non-current assets	**150**	150
Total non-current assets	**73,755**	73,189
Total assets	**83,003**	81,979
Liabilities and shareholders' equity		
Current liabilities		
Short-term loans	**18,232**	21,313
Short-term financing bills	**2,000**	–
Financial liabilities held for trading	**116**	5
Bills payable	**148**	–
Accounts payable	**7,806**	7,171
Sales in advance of carriage	**2,244**	1,891
Employee benefits payable	**1,520**	1,594
Taxes payable	**603**	1,197
Interest payable	**339**	483
Other payables	**2,544**	2,377
Non-current liabilities due within one year	**5,727**	6,512
Total current liabilities	**41,279**	42,543

	2008 *RMB million*	2007 *RMB million* *(restated, note (1))*
Non-current liabilities		
Long-term loans	**17,429**	9,074
Obligations under finance leases	**11,157**	12,858
Provision for major overhauls	**945**	683
Deferred credits	**1,815**	1,617
Employee benefits payable due after one year	**179**	230
Deferred tax liabilities	**751**	685
Total non-current liabilities	**32,276**	25,147
Total liabilities	**73,555**	67,690
Shareholders' equity		
Share capital	**6,561**	4,374
Capital reserve	**3,848**	6,054
Surplus reserve	**603**	603
(Accumulated losses)/retained earnings	**(4,011)**	818
Total equity attributable to equity shareholders of the Company	**7,001**	11,849
Minority interests	**2,447**	2,440
Total equity	**9,448**	14,289
Total liabilities and shareholders' equity	**83,003**	81,979

Notes:

(1) The Ministry of Finance of the PRC ("MOF") has issued China Accounting Standards Bulletin No. 2 and Notice on preparing 2008 annual reports of enterprises adopting China Accounting Standards in 2008. According to the above standards and notice, revenue received in relation to mileages is allocated, based on fair value, between the flight and mileages earned by members of the Group's frequent flyer programmes. The value attributed to the awarded mileages is deferred as a liability until the mileages are ultimately utilised. Adjustments have been made to restate the comparative figures accordingly. In addition, certain comparative figures have been reclassified to conform with current year's presentation.

(2) The financial information set out above is derived from audited financial statements for the year ended 31 December 2008 prepared in accordance with PRC GAAP which is available on the website of Shanghai Stock Exchange at http://www.sse.com.cn and the Company's website at http://www.csair.com.

C. Effects of significant differences between IFRS and PRC GAAP

(1) Effects of significant differences between PRC GAAP and IFRS on net (loss)/profit are analysed as follows:

	2008 ***RMB million***	2007 *RMB million* *(restated)*
Net (loss)/profit attributable to equity shareholders of the Company in the financial information prepared under PRC GAAP	**(4,829)**	1,820
Adjustments:		
Losses on staff housing allocations	**(26)**	(26)
Revaluation of land use rights	**4**	4
Adjustments arising from business combinations under common control	**(7)**	(6)
Capitalisation of exchange difference of specific loans	**51**	57
Government grants	**2**	1
Effect of the above adjustments on taxation	**(14)**	(4)
Effect of the above adjustments on minority interests	**(4)**	(7)
Net (loss)/profit attributable to equity shareholders of the Company in the financial information prepared under IFRS	**(4,823)**	1,839

(2) Effects of significant differences between PRC GAAP and IFRS on total equity are analysed as follows:

	2008	2007
	RMB million	*RMB million*
		(restated)
Total equity attributable to equity shareholders of the Company in the financial information prepared under PRC GAAP	**7,001**	11,849
Adjustments:		
Losses on staff housing allocations	**92**	118
Revaluation of land use rights	**(146)**	(150)
Adjustments arising from business combinations under common control	**8**	15
Capitalisation of exchange difference of specific loans	**108**	57
Government grants	**(40)**	(42)
Effect of the above adjustments on taxation	**9**	23
Effect of the above adjustments on minority interests	**(11)**	(7)
Total equity attributable to equity shareholders of the Company in the financial information prepared under IFRS	**7,021**	11,863

OPERATING DATA SUMMARY

Part of the financial information presented in this section is derived from the Company's audited financial statements that have been prepared in accordance with IFRS.

The following table sets forth certain financial information and operating data by geographic region:

	For the year ended 31 December		2008 vs 2007
	2008	2007	**Increase/ (decrease) %**
Traffic			
Revenue passenger kilometres (RPK) *(million)*			
– Domestic	**70,619**	68,369	**3.3**
– Hong Kong, Macau and Taiwan	**1,139**	1,180	**(3.5)**
– International	**11,426**	12,178	**(6.2)**
Total	**83,184**	81,727	**1.8**
Revenue tonne kilometres (RTK) *(million)*			
– Domestic	**7,392**	7,219	**2.4**
– Hong Kong, Macau and Taiwan	**110**	115	**(4.3)**
– International	**1,698**	1,916	**(11.4)**
Total	**9,200**	9,250	**(0.5)**
Passengers carried *(thousand)*			
– Domestic	**53,063**	51,326	**3.4**
– Hong Kong, Macau and Taiwan	**1,220**	1,339	**(8.9)**
– International	**3,954**	4,238	**(6.7)**
Total	**58,237**	56,903	**2.3**
Cargo and mail carried *(thousand tonnes)*			
– Domestic	**713**	733	**(2.7)**
– Hong Kong, Macau and Taiwan	**11**	12	**(8.3)**
– International	**111**	127	**(12.6)**
Total	**835**	872	**(4.2)**
Capacity			
Available seat kilometres (ASK) *(million)*			
– Domestic	**93,384**	89,452	**4.4**
– Hong Kong, Macau and Taiwan	**1,790**	1,881	**(4.8)**
– International	**17,593**	18,400	**(4.4)**
Total	**112,767**	109,733	**2.8**

	For the year ended 31 December		2008 vs 2007
	2008	2007	**Increase/ (decrease) %**
Available tonne kilometres (ATK) *(million)*			
– Domestic	**10,985**	10,440	**5.2**
– Hong Kong, Macau and Taiwan	**200**	210	**(4.8)**
– International	**3,091**	3,558	**(13.1)**
Total	**14,276**	14,208	**0.5**
Load factor			
Passenger load factor (RPK/ASK) *(%)*			
– Domestic	**75.6**	76.4	**(1.0)**
– Hong Kong, Macau and Taiwan	**63.6**	62.7	**1.4**
– International	**64.9**	66.2	**(2.0)**
Overall	**73.8**	74.5	**(0.9)**
Overall load factor (RTK/ATK) *(%)*			
– Domestic	**67.3**	69.1	**(2.6)**
– Hong Kong, Macau and Taiwan	**55.0**	55.1	**(0.2)**
– International	**54.9**	53.8	**2.0**
Overall	**64.4**	65.1	**(1.1)**
Yield			
Yield per RPK *(RMB)*			
– Domestic	**0.59**	0.60	**(1.7)**
– Hong Kong, Macau and Taiwan	**0.84**	0.91	**(7.7)**
– International	**0.67**	0.63	**6.3**
Overall	**0.61**	0.61	**0.0**
Yield per RTK *(RMB)*			
– Domestic	**5.90**	5.88	**0.3**
– Hong Kong, Macau and Taiwan	**9.23**	9.91	**(6.9)**
– International	**5.47**	5.03	**8.7**
Overall	**5.86**	5.75	**1.9**
Fleet			
Total number of aircraft at year end			
– Boeing	**179**	177	**1.1**
– Airbus	**133**	119	**11.8**
– McDonnell Douglas	**25**	25	**0.0**
– Others	**11**	11	**0.0**
Total	**348**	332	**4.8**

	For the year ended 31 December		2008 vs 2007
	2008	2007	**Increase/ (decrease)** %
Overall utilisation rate *(hours per day)*			
– Boeing	**9.38**	9.87	**(5.0)**
– Airbus	**9.01**	9.21	**(2.2)**
– McDonnell Douglas	**7.41**	7.93	**(6.6)**
Overall	**9.05**	9.41	**(3.8)**
Cost			
– Operating cost per ATK *(RMB)*	**4.33**	3.73	**16.1**

BUSINESS OVERVIEW

2008 was a tremendous year. In the year, we witnessed the significant achievement of China's economic and social development in 30 years since its reform and opening up, felt the passion and inspiration brought about by the Beijing Olympic Games, and participated in the historic breakthrough of direct cross-strait flight. Meanwhile, we also suffered from the snowstorm disaster and the serious earthquake, and experienced an international financial crisis and global economic setbacks of unprecedented scale.

During the reporting period, the Group strived to promote its development strategy of internationalisation and network establishment. By improving the construction of hub network, marketing network and service network, the Group leveraged on the economies of scale attained through network development and achieved a fundamental change in modes of growth. During the reporting period, the Company sped up the construction of its dual hubs, re-designed its overall traffic capacity, and adjusted schedules of its flights, in an effort to promote continuous development of its hub network, progressive expansion of its marketing network, and constant improvement of its service level. In addition, as part of its continuous efforts to deepen the reform and innovation, the Group implemented centralized controls and effective management of capital. Also, it has been seeking for new service methods and forms, for example, it widened the application of information technology, introduced new services such as cell phone check-in, and SMS platforms. Through all these efforts, the Group was able to lay a solid foundation for its future transformation and development.

During the reporting period, to cope with high aviation fuel prices, the Company, while proactively strengthened cost controls and cut energy consumption, engaged in certain aviation fuel hedging activities in a cautious manner in order to offset a part of aviation fuel costs. The Company also stayed alert on tackling hedging risks that may arise from a sharp fall of fuel prices. Besides, the Company made every effort to fulfill its commitment to the society, and made certain achievements in the unprecedented difficult situation.

During the reporting period, the Group focused on brand-building for its services which underlined the construction and development of its service assurance network. The Group launched a special drive known as "Welcome the Olympic Games with Gold Medal Services" and successfully fulfilled its duties to deliver quality services toward the Beijing Olympic Games and Paralympic Games. Our effort to combat the snowstorm and earthquake also gained credits. In the meanwhile, the Group carried out the activity called "Year of Brand and Services" on a more extensive basis. Its brand-building movement mainly concerns four aspects, namely high-end services, ground services, in-flight services and transit services. For high-end services, the Group was committed to attracting high-end customers by establishing a high-end customer administration system and high-end customer service standards. In respect of ground services, the Group concentrated on improving check-in, first class and business class lounges and luggage transportation services, so as to give its customers a convenient and comfortable experience. For in-flight service, the Group carried out a "cabin revolution" to provide passengers with new in-flight experiences by enhancing the environment and service standards all-around. As to transit service, the Group regulated relevant service units, unified brand image, made full use of its network strengths, and tried its best to build up a transit service brand boasting efficiency and convenience.

During the reporting period, the Group followed the environment-friendly principle of "Green Flight" and promoted energy conservation and low emission in every possible way. For example, the Group upgraded its fleet, operated aircraft with higher fuel use efficiency as far as possible, and took various measures to reduce the weight of the aircraft. With all these measures, the Group achieved continuous reduction both in fuel consumption of aircraft and ground service related energy consumption. The Group has initiated discussion with suppliers for technological advancement to reduce noise pollution, proactively cooperated with airports and air traffic control authorities, and chose appropriate landing programs, thereby the noise pollution generated by taking off and landing made to local residential areas was substantially reduced.

The Group aims to accomplish a major strategic reform and improve service level and brand awareness through strengthened technological innovation and enhanced management proficiency, system development and technological upgrades, so that diversified products and convenient, punctual and rapid services are provided to its customers. During the reporting period, the Group further improved and optimized its online sales network, and launched Tencent sales counter in cooperation with Tencent Technology Limited, thus expanded the B2C sales network of the Group. Meanwhile the Group upgraded and reconstructed the SMS platform, and launched the 95539 services hotlines, which provide SMS services of information on mileage, flight schedule, flight status, and air ticket price. In addition, the Group developed service system for high-end customers, realized functions such as instant membership for high-end customers, and made use of information technology to promote sophisticated management and scientific operation.

FINANCIAL PERFORMANCE

The loss attributable to equity shareholders of the Company of RMB4,823 million was recorded in 2008 as compared to a profit attributable to equity shareholders of the Company of RMB1,839 million in 2007. The Group experienced a slow down of growth in traffic revenue and rising operating expenses as a result of global financial crisis and increase of jet fuel cost. The Group's operating revenue increased by RMB887 million or 1.6% from RMB54,401 million in 2007 to RMB55,288 million in 2008. Passenger load factor decreased by 0.7 percentage point, from 74.5% in 2007 to 73.8% in 2008. Passenger yield (in passenger revenue per RPK) was RMB0.61, which was unchanged from 2007. Average yield (in traffic revenue per RTK) increased by 1.9% from RMB5.75 in 2007 to RMB5.86 in 2008. Operating expenses increased by RMB8,811 million or 16.6% from RMB52,956 million in 2007 to RMB61,767 million in 2008. As a result of the increase in operating expenses which outweighed the growth in revenue, operating loss of RMB6,538 million was recorded in 2008, as compared to operating profit of RMB1,575 million in 2007.

OPERATING REVENUE

Substantially all of the Group's operating revenue is attributable to its air transport and related operations. Traffic revenue accounted for 97.5% and 97.8% of the total operating revenue in 2008 and 2007 respectively. Passenger revenue and, cargo and mail revenue accounted for 93.5% and 6.5% respectively of the total traffic revenue in 2008. The other operating revenue is mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

The increase in operating revenue was primarily due to a 1.8% rise in passenger revenue from RMB49,499 million in 2007 to RMB50,412 million in 2008 resulting from increase in fuel surcharge income. The total number of passengers carried increased by 2.3% to 58.24 million passengers in 2008. RPKs increased by 1.8% from 81,727 million in 2007 to 83,184 million in 2008, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK was RMB0.61, which was unchanged from 2007.

Domestic passenger revenue, which accounted for 83.0% of the total passenger revenue in 2008, increased by 2.8% from RMB40,717 million in 2007 to RMB41,854 million in 2008. Domestic passenger traffic in RPKs increased by 3.3%, mainly due to an increase in number of passengers carried. Domestic passenger yield per RPK decreased from RMB0.60 in 2007 to RMB0.59 in 2008.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 1.9% of total passenger revenue, decreased by 11.4% from RMB1,074 million in 2007 to RMB952 million in 2008. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs decreased by 3.5%, while passenger capacity in ASKs decreased by 4.8%, resulting in an increase in passenger load factor by 0.9 percentage point from 62.7% in 2007 to 63.6% in 2008. Passenger yield per RPK decreased from RMB0.91 in 2007 to RMB0.84 in 2008, mainly resulted from stronger competition in the region during the year.

International passenger revenue, which accounted for 15.1% of total passenger revenue, decreased by 1.3% from RMB7,708 million in 2007 to RMB7,606 million in 2008. For international flights, passenger traffic in RPKs decreased by 6.2%, while passenger capacity in ASKs decreased by 4.4%, resulting in a 1.3 percentage point decrease in passenger load factor from 2007. Passenger yield increased by 6.3% from RMB0.63 in 2007 to RMB0.67 in 2008, mainly due to the increase in fuel surcharge income.

Cargo and mail revenue, which accounted for 6.5% of the Group's total traffic revenue and 6.3% of total operating revenue, decreased by 5.3% from RMB3,697 million in 2007 to RMB3,501 million in 2008. The decrease was attributable to reduced cargo traffic demand under global financial crisis.

Other operating revenue increased by 14.1% from RMB1,205 million in 2007 to RMB1,375 million in 2008. The increase was primarily due to the general growth in income from various auxiliary operations.

OPERATING EXPENSES

Total operating expenses in 2008 amounted to RMB61,767 million, representing an increase of 16.6% or RMB8,811 million over 2007, primarily due to the total effect of increases in jet fuel costs, operating lease charges of aircraft, servicing expenses, maintenance expenses and impairment losses on property, plant and equipment. Total operating expenses as a percentage of total operating revenue increased from 97.3% in 2007 to 111.7% in 2008.

Flight operations expenses, which accounted for 56.6% of total operating expenses, increased by 20.3% from RMB29,082 million in 2007 to RMB34,982 million in 2008, primarily as a result of increases in jet fuel costs and operating lease charges of aircraft. Jet fuel costs, which accounted for 66.0% of flight operations expenses, increased by 26.0% from RMB18,316 million in 2007 to RMB23,086 million in 2008 mainly as a result of increased fuel prices. Operating lease charges of aircraft increased by 11.5% from RMB3,735 million in 2007 to RMB4,166 million in 2008 primarily due to the additional rental payments for new aircraft under operating leases.

Maintenance expenses, which accounted for 7.9% of total operating expenses, increased by 5.3% from RMB4,643 million in 2007 to RMB4,890 million in 2008. The increase was mainly due to fleet expansion in recent years.

Aircraft and traffic servicing expenses, which accounted for 13.7% of total operating expenses, increased by 3.9% from RMB8,160 million in 2007 to RMB8,476 million in 2008. The increase primarily resulted from a 1.7% rise in landing and navigation fees from RMB6,030 million in 2007 to RMB6,135 million in 2008, due to an increase in number of flights.

Promotional and sales expenses, which accounted for 5.7% of total operating expenses, increased by 2.0% from RMB3,421 million in 2007 to RMB3,491 million in 2008.

General and administrative expenses, which accounted for 3.3% of the total operating expenses, increased by 8.9% from RMB1,874 million in 2007 to RMB2,041 million in 2008.

Impairment on property, plant and equipment, which accounted for 3.1% of the total operating expenses, increased by RMB1,775 million from RMB109 million in 2007 to RMB1,884 million in 2008. Please see note 4 to the financial information for more details.

Depreciation and amortisation, which accounted for 9.3% of total operating expenses, increased by 3.5% from RMB5,554 million in 2007 to RMB5,746 million in 2008, mainly resulting from the additional depreciation charge on aircraft delivered in 2007 and 2008.

OPERATING (LOSS)/PROFIT

Operating loss of RMB6,538 million was recorded in 2008 as compared to an operating profit RMB1,575 million in 2007. This was mainly because operating revenue increased by RMB887 million or 1.6% in 2008 while operating expenses increased by RMB8,811 million or 16.6% in the same period.

OTHER INCOME/(EXPENSES)

Interest expense decreased by 13.3% from RMB2,291 million in 2007 to RMB1,987 million in 2008, mainly due to the decrease in average effective interest rate of bank and other loans and obligations under finance leases. Interest income increased by 41.1% from RMB73 million in 2007 to RMB103 million in 2008, mainly attributable to the increase in average bank deposits balances during 2008.

Net exchange gain decreased by 8.5% from RMB2,832 million in 2007 to RMB2,592 million in 2008. Such amount mainly represented an unrealised translation gain on retranslation of foreign currency denominated liabilities at the year end.

TAXATION

Income tax expenses decreased by 92.7% from RMB847 million in 2007 to RMB62 million in 2008. This was mainly attributable to the net effect of the operating loss of the Group and the effect of certain deferred tax assets not recognised.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2008, the Group's current liabilities exceeded its current assets by RMB32,290 million. For the year ended 31 December 2008, the Group recorded a net cash inflow from operating activities of RMB1,155 million, a net cash outflow from investing activities of RMB7,790 million and a net cash inflow from financing activities of RMB7,460 million and an increase in cash and cash equivalents of RMB825 million.

In 2009 and thereafter, the liquidity of the Group primarily depends on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2008, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB125,265 million (2007: RMB50,262 million), of which approximately RMB47,125 million (2007: RMB29,338 million) was utilised. The directors of the Company believe that sufficient financing will be available to the Group. The directors of the Company believe that the liquidity status of the Group will be further enhanced upon completion of the share subscriptions as mentioned in note 11(a).

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2009. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The Board is of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

As at 31 December 2008, the Group's borrowings totalled RMB54,545 million, representing an increase of RMB4,788 million from RMB49,757 million at 31 December 2007 which included borrowings of fixed interest rates amounted to RMB11,417 million (2007: RMB9,446 million). Such borrowings were denominated, to a larger extent, in US dollar and, to a smaller extent, in Renminbi, Japanese Yen and Hong Kong dollars. Of such borrowings, RMB25,959 million, RMB7,319 million, RMB9,818 million, RMB1,895 million and RMB9,554 million will be repayable in 2009, 2010, 2011, 2012, 2013 and thereafter respectively. As at 31 December 2008, cash and cash equivalents of the Group totalling RMB4,649 million, of which 11.3% were denominated in foreign currencies, increased by 21.6% from RMB3,824 million at 31 December 2007.

Net debts (aggregate of short-term financing bills, bank and other loans, obligations under finance leases, trade and bills payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents and pledged bank deposits) increased by 7.9% to RMB64,927 million at 31 December 2008.

As at 31 December 2008, total equity attributable to equity shareholders of the Company amounted to RMB7,021 million, representing a decrease of RMB4,842 million from RMB11,863 million at 31 December 2007. Total equity at 31 December 2008 amounted to RMB9,479 million (2007: RMB14,310 million).

Ratio of net debt to total equity of the Group at 31 December 2008 was 685%, as compared to 420% at 31 December 2007.

FINANCIAL RISK MANAGEMENT POLICY

Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China ("PBOC") or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance leases and bank and other loans are denominated in foreign currencies, principally US dollars and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

As at 31 December 2008, the Group had two outstanding forward option contracts of notional amount of approximately USD128 million. The contracts are to buy US Dollars by selling Japanese Yen at certain specified rates on monthly settlement dates until the maturity of the contracts in 2011. At 31 December 2008, the fair value of these currency forward option contracts was liabilities of approximately RMB116 million.

The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to 21 July 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and the US dollar exchange rate has gradually declined against the Renminbi.

Jet fuel price risk

The Group uses approved derivative instruments such as swaps and options with approved counter-parties and within approved limits to manage the risk of fluctuations of jet fuel price. In addition, counter-party credit risk is generally restricted to any gains on changes in fair value at any time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by counter-party is considered to be unlikely.

CHARGE ON ASSETS

As at 31 December 2008, certain aircraft, land use rights and advance payments for aircraft of the Group with an aggregate carrying value of approximately RMB35,706 million (2007: RMB32,976 million) were mortgaged under certain loan and lease agreements.

As at 31 December 2008, bank deposits amounting to RMB51 million of the Group were pledged for certain short-term bank loans (2007: Nil).

As at 31 December 2008, trade receivables of a subsidiary of the Company amounting to RMB8 million was pledged for a long-term loan of the subsidiary (2007: Nil).

COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2008, the Group had capital commitments of approximately RMB78,481 million. Of such amounts, RMB75,639 million related to the acquisition of aircraft and related flight equipment and RMB2,842 million for other projects.

As at 31 December 2008, capital commitments of a jointly controlled entity shared by the Group amounted to RMB27 million.

Contingent Liabilities

(a) The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing CSAHC's rights thereto.

    Pursuant to an indemnification agreement dated 22 May 1997, CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group's use of these land and buildings.

(b) A writ of summons was issued on 30 May 2007 by the High People's Court of Guangdong Province relating to a claim that two sales agents in Taiwan (the "plaintiffs") against the Company for the alleged breach of certain terms and conditions of a cooperative agreement (the "cooperative agreement"). The plaintiffs have made a claim against the Company for a total sum of approximately HKD107 million and an unspecified compensation for early termination of the cooperative agreement.

On 7 May 2008, the court rejected the claims made by the plaintiffs, and the plaintiffs were ordered to bear all litigation expenses in respect of the first trial. The plaintiffs have submitted an appeal to the Supreme People's Court of the PRC and the outcome is pending the conduct of the second trial.

The directors of the Company consider that the claim is without merit and has no material adverse effect on the financial position of the Group, and accordingly no provision in respect of the claims has been made.

(c) The Company entered into agreements with its pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB90.58 million (2007: RMB90.58 million) to be granted to its pilot trainees to finance their respective flight training expenses. As at 31 December 2008, an aggregate of personal bank loans of RMB13 million, under these guarantees, were drawn down from the banks.

SHARE CAPITAL STRUCTURE

Change in Share Capital

In 2008, the Company completed the 2007 bonus share issue ("Bonus Shares Issue") by the conversion of share premium of the amount of RMB2,187,089,000 to share capital of the same amount. 2,187,089,000 new shares were issued under the Bonus Shares Issue and there are a total of 6,561,267,000 issued shares after completion of the Bonus Shares Issue. Save for the above, there was no change in the share capital of the Company.

Share Capital Structure

Type of shares	Number of shares	Approximate percentage of total share capital (%)
1. State-owned A Shares with selling restrictions	3,300,000,000	50.30
2. H Shares	1,761,267,000	26.84
3. A Shares	1,500,000,000	22.86
Total share capital	6,561,267,000	100.00

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares during the year ended 31 December 2008.

PRE-EMPTIVE RIGHTS

None of the articles of association of the Company provides for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

AUDIT COMMITTEE

The audit committee of the Company has reviewed the audited financial statements of the Group for the year ended 31 December 2008.

THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the year ended 31 December 2008 complied with the Model Code (the "Model Code") for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the Board, the Group has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2008.

2009 OUTLOOK

Looking forward into 2009, as the timing of the recovery of the global economy is uncertain, the airlines industry will continuously facing tough challenges such as decrease in international market demand and overcapacity in the domestic markets. However, crisis always come along with opportunity. With the expected PRC's GDP growth of not less than 8%, the increase in the domestic market demand is worth expecting. The domestic airlines industry has also obtained various supports from the government to help overcome the current complicated and tough economic environment such as capital injection and taxation reduction and exemption. With flight safety as a prerequisite, the Group will endeavour to improve operating efficiency and service quality, to consistently implement the strategy of "Dual Hub of Guangzhou and Beijing" and to rationalize the hub network, the sales and marketing network and the service assurance network. The Group is confident in the overall improvement of the business performance in year 2009.

PUBLICATION OF ANNUAL REPORT ON THE WEBSITES OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE") AND THE COMPANY

The 2008 annual report of the Company, which contains consolidated financial statements for the year ended 31 December 2008, with an unqualified auditor's report, and all other information required under Appendix 16 of the Listing Rules will be despatched to shareholders of the Company and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.csair.com) in due course.

By Order of the Board
China Southern Airlines Company Limited
Si Xian Min
Chairman of the Board

Guangzhou, the People's Republic of China
14 April 2009

As at the date of this announcement, the Directors of the Company include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.